File No. 70-09699

                           (As filed May, 8 2003)

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     POS AMC
                        (Post Effective Amendment No. 14)

                             APPLICATION/DECLARATION
                                   ON FORM U-1

                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

KeySpan Corporation                                  KeySpan New England, LLC
Brooklyn Union Gas Company                           Transgas, Inc.
   and its subsidiary companies
KeySpan Energy Corporation                           Eastern Associated Securities Corp.
  and its subsidiary companies                       Eastern Energy Systems Corp.
KeySpan Electric Services LLC                        Eastern Rivermoor Company, Inc.
KeySpan Exploration & Production LLC                          Eastern Urban Services, Inc.
KeySpan Technologies Inc.                            Mystic Steamship Corporation
KeySpan MHK, Inc. and its subsidiary                 PCC Land Company, Inc.
   companies                                         Philadelphia Coke Co., Inc.
One MetroTech Center                                 Water Products Group Incorporated
Brooklyn, New York  11201                            Western Associated Energy Corp.
KeySpan Gas East Corporation                         c/o One MetroTech Center
KeySpan Generation LLC                               Brooklyn, New York  11201
KeySpan Corporate Services LLC                       Boston Gas Company and its
KeySpan Utility Services LLC                               subsidiary companies
Marquez Development Corp.                            Essex Gas Company and its subsidiary companies
Island Energy Services Company, Inc.                 Colonial Gas Company and its
LILCO Energy Systems, Inc.                                subsidiary companies
c/o One MetroTech Center                             c/o One MetroTech Center
Brooklyn, New York  11201                            Brooklyn, New York  11201
KeySpan-Ravenswood LLC                               ServicEdge Partners, Inc.
KeySpan-Ravenswood Services Corp.                    AMR Data Corporation
c/o One MetroTech Center                             c/o One MetroTech Center
Brooklyn, New York  11201                            Brooklyn, New York  11201
KeySpan Services, Inc., and its                      EnergyNorth Natural Gas, Inc.
subsidiary companies                                 Broken Bridge Corporation
c/o One MetroTech Center                             EnergyNorth Realty, Inc.
Brooklyn, New York  11201                            c/o One MetroTech Center
KeySpan Energy Trading Services LLC                  Brooklyn, New York 11201
c/o One MetroTech Center
Brooklyn, New York  11201
KeySpan Energy Supply LLC
c/o One MetroTech Center
Brooklyn, New York  11201

--------------------------------------------------------------------------------
 (Name of companies filing this statement and addresses of principal executive offices)

                               KeySpan Corporation
             ------------------------------------------------------
        (Name of top registered holding company parent of each applicant

                               John J. Bishar, Jr.
                    Senior Vice President and General Counsel
                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
                    ----------------------------------------
                     (Name and address of agent for service)

                       POST EFFECTIVE AMENDMENT NO. 14 TO
                          APPLICATION/DECLARATION UNDER
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

     By order dated November 8, 2000, in File No. 70-9699 as corrected by an order dated December 1, 2000 (collectively, the "Financing Order"), the Commission reserved jurisdiction over KeySpan Corporation's ("KeySpan") proposal for implementation of an agreement for the allocation of consolidated taxes among KeySpan and its Subsidiaries[1] following the Mergers[2].

     In the Financing Application, the Commission reserved jurisdiction over the implementation of such a tax allocation agreement because KeySpan indicated that the proposed tax allocation agreement may provide for the retention by KeySpan of certain payments for tax


--------

1 As described in KeySpan's application (the "Financing Application") underlying the Financing Order, "Subsidiaries" means KeySpan's direct and indirect existing and future subsidiaries and includes KeySpan's utility subsidiaries ("Utility Subsidiaries"), the Intermediate Holding Companies (i.e., KeySpan Energy Corporation and KeySpan New England, LLC formerly known as Eastern Enterprises) and KeySpan's nonutility subsidiaries ("Nonutility Subsidiaries").

2 KeySpan registered as a holding company on November 8, 2000, upon its acquisition of all of the issued and outstanding common stock of Eastern
     Enterprises ("Eastern") and indirect acquisition of EnergyNorth Inc. (the "Mergers"). The Mergers were approved by the Commission by order dated November 7, 2000 (Holding Co. Act Rel. 27269), as corrected by the order issued on December 1, 2000 (Holding Co. Act Rel. No. 27281). On May 29, 2002, the Commission issued an order approving KeySpan and Eastern's application in File No. 70-9995 (Holding Co. Act Rel. No. 27532) for a reorganization of Eastern from a Massachusetts business trust to a Massachusetts limited liability company ("Conversion Order"). On May 31, 2002, pursuant to the Conversion Order, Eastern and KeySpan New England, LLC ("KNE LLC"), a newly formed Massachusetts limited liability company subsidiary of KeySpan, executed an agreement and plan of merger, with KNE LLC as the surviving entity.

losses that have been generated by it, in the limited and discrete circumstances where the losses were incurred in connection with the Acquisition Debt (as defined below) related to the Mergers, rather than the allocation of such losses to Subsidiaries without payment as would otherwise be required by Rule 45(c)(5) under the Public Utility Holding Company Act of 1935 (the "Act"). KeySpan filed a form of tax allocation agreement as Exhibit F-1 to the Financing Application. KeySpan, along with this Application/Declaration, now files as Exhibit B hereto a revised tax allocation agreement (the "Tax Allocation Agreement").

     KeySpan now requests release of jurisdiction over the foregoing matter with retroactive effect to November 8, 2000, so that, as discussed below, KeySpan and its Subsidiaries may enjoy the tax sharing benefits of the Tax Allocation Agreement as of the date of the Mergers.

Tax Allocation Benefits

     KeySpan initially issued approximately $2.2 billion of commercial paper under a commercial paper program in order to finance the Mergers, approximately $1.65 billion of which was replaced with long-term debt following the closing of the Mergers (the "Acquisition Debt"). The aggregate annual interest expense on the Acquisition Debt is approximately $133.3 million. Because KeySpan and its consolidated subsidiaries file a consolidated income tax return, the interest expense on the Acquisition Debt will offset the group's consolidated taxable income and therefore reduce the overall tax liability of the group. Applying a hypothetical 35% tax rate to the estimated consolidated taxable income of the group, the interest expense on the Acquisition Debt would reduce the group's tax liability by about $46.7 million per year.

     Therefore, the Tax Allocation Agreement will have the effect of assigning the tax benefit associated with the interest expense on the Acquisition Debt to the entity that is legally obligated for its payment - KeySpan. At the same time, in accordance with Rule 45(c)(2), the portion of the consolidated tax allocated to any of KeySpan's subsidiaries will not exceed the "separate return tax" of such subsidiary (the "separate return limitation"). Thus, the proposed Tax Allocation Agreement will not have the effect of shifting a larger portion of the group's tax liability to any member of the group than such company would otherwise pay on a separate return basis. Exhibit G, utilizing hypothetical numbers, illustrates the difference between the Rule 45(c) method and the proposed method in the amounts of tax that would be allocated to the members of the KeySpan group.

     Unless the relief requested in this Post-Effective Amendment is granted, KeySpan would not be able to retain, or share in, the tax benefit (i.e., the reduction in the group's income tax liability) that is associated with the interest it pays on the Acquisition Debt. Rather, under Rule 45(c), the benefit of the interest expense would have to be allocated to other members of the group.

Legal Analysis

     Provisions in a tax allocation agreement between a registered holding company and its subsidiaries are subject to Section 12(b) of the Act and Rule 45 thereunder. Rule 45(a) of the Act generally prohibits any registered holding company or subsidiary company from, directly or indirectly, lending or in any manner extending its credit to or indemnifying, or making any donation or capital contribution to, any company in the same holding company system, except pursuant to a Commission order. Rule 45(c) provides, however, that approval under Rule 45(a) is not required for the filing of a consolidated tax return pursuant to a tax allocation agreement between eligible associate companies in a registered holding company system that complies with the terms of the Rule 45(c). However, if a tax allocation agreement does not comply in all respects with the provisions of Rule 45(c), it may nonetheless be approved by the Commission under Section 12(b) and Rule 45(a).[3]

     Rule 45(c)(2) provides that the consolidated tax may be apportioned among the members of the group in proportion to the corporate taxable income of each member or the separate return tax of each member, but, in either case, the amount of the tax apportioned to any subsidiary company may not exceed the "separate return tax" of such subsidiary. Thus, the central feature of Rule 45(c)(2) is that the amount of the consolidated tax of the group that is apportioned to any subsidiary company cannot exceed the amount of tax that such subsidiary would have paid computed as though it were not a member of a consolidated group.

     Rule 45(c)(4) provides that an allocation agreement may exclude companies not having positive corporate taxable income for the year (i.e., loss companies) from a current allocation of the benefit of their losses, provided that the agreement gives the loss companies carryover rights that can be used in future years to reduce their proportionate share of consolidated tax. Alternatively, under Rule 45(c)(5), the so-called "current payment" method, a tax allocation agreement may require that the members of the group with a positive allocation pay the amount so allocated and that members of the group with a negative allocation receive current payment of their corporate tax credits. Specifically, Rule 45(c)(5) provides that:

          The agreement may, instead of excluding members as provided in paragraph (c)(4), include all members of the group in the tax allocation, recognizing negative corporate taxable income or a negative corporate tax, according to the allocation method chosen. An agreement under this paragraph shall provide that those associate companies with a positive allocation will pay the amount allocated and those subsidiary companies with a negative allocation will receive current payment of their corporate tax credits. The agreement shall provide a method for apportioning such payments, and for carrying over uncompensated benefits, if the consolidated loss is too large to be used in full. Such method may assign priorities to specified kinds of benefits.

     Thus, under Rule 45(c)(5), only "subsidiary companies," as opposed to "associate companies" (which includes the holding company in a holding company


--------

3 See The National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15, 2000) ("National Grid").

system, as well as all "subsidiary companies"), are entitled to be paid for any negative allocation (i.e., losses or credits). The proposed Tax Allocation Agreement adopts the "current payment" method, but provides for KeySpan to retain the tax savings attributable to the interest expense on the Acquisition Debt. The mechanism by which this is achieved is to first include (rather than exclude) KeySpan among the members of the consolidated group that are entitled to receive payments (i.e., negative allocations of tax) for their losses, but then limit that amount to the portion of KeySpan's losses that is attributable to the interest expense on the Acquisition Debt.

     In connection with the 1981 amendments to Rule 45, the Commission explained that the distinction between "associate companies," on the one hand, and "subsidiary companies," on the other, represented a policy decision to preclude the holding company from sharing in the consolidated return savings. The Commission noted that "[e]xploitation of utility companies by holding companies through asserted misallocation of consolidated tax return benefits was among the abuses examined in the investigations underlying the enactment of the Act."[4] It must be noted, however, that the result in Rule 45(c)(5) is not dictated by the statute and, as the Commission has recognized, there is discretion on the part of the agency to approve tax allocation agreements that do not, by their terms, comply with Rule 45(c) -- so long as the policies and provisions of the Act are otherwise satisfied.[5] In this matter, where KeySpan is seeking only to retain the tax benefit attributable to the net interest expense on the Acquisition Debt for which no other company in the KeySpan system has any liability, the proposed arrangement will not give rise to the types of problems that the Act was intended to address.

     Under Rule 45(c)(5), the tax benefit associated with the losses of a holding company must in effect be reallocated to its subsidiary companies, thereby reducing the allocated share of the consolidated tax liability that those subsidiaries would otherwise have if their tax were determined on a separate return basis. In the typical case, this reallocation of the holding company's share of the tax savings would not produce a significant windfall for its subsidiaries, because holding company expenses tend to be relatively small, consisting mainly of allocated corporate overheads and salaries. The largest item of holding company expense - interest on the debt that it incurs in order to supply capital to its subsidiaries - is typically offset by the interest income it receives from subsidiaries under the terms of mirror-image downstream loans.[6]

     In the instant case, however, the Acquisition Debt was not incurred to fund investments in KeySpan's subsidiaries, but instead to acquire the equity of Eastern. The Acquisition Debt represents indebtedness of KeySpan. Importantly,


--------

4    See Holding Co. Act Release No. 21767 (Oct. 29, 1980), citing Sen. Doc. 92,
     Part 72A, 70th Congress, 1st Sess. At 477-482.

5    See National Grid, supra n. 3

6 See Rule 52, which allows a holding company to charge its effective cost of money on downstream loans to subsidiaries.

KeySpan could not, without the approval of the commissions having jurisdiction over rates of the Utility Subsidiaries, recover in rates of the Utility Subsidiaries any costs, including the interest on the Acquisition Debt, associated with the Mergers. Moreover, KeySpan's ability to pay interest on the Acquisition Debt, as well as to pay common dividends, is largely dependent upon its receipt of dividends from subsidiaries. Currently, KeySpan is not projecting any change in its dividend policy and therefore expects its dividend payout rate to continue to improve over the forecast period. In any event, the projected dividends will be paid from current and retained earnings of the Subsidiaries, as allowed by Rule 46, or as otherwise authorized in the Financing Order.

     Finally, because the amount of tax allocated to the Utility Subsidiaries will remain subject to the separate return limitation, the Tax Allocation Agreement will have no impact on the rates or revenue requirements of the Utility Subsidiaries. A basic premise of regulation followed by all of the state commissions that regulate the Utility Subsidiaries is that utility operations should not subsidize other operations nor should they be subsidized by other operations. Income taxes are, therefore, calculated on a standalone basis for jurisdictional ratemaking.

     The proposed Tax Allocation Agreement is consistent with the policies and purposes of Section 12 of the Act. That section does not prohibit a registered holding company from retaining the benefit of the tax attributes that it generates or require it to reallocate those tax attributes to its subsidiaries.
Section 12 merely prohibits upstream loans or extensions of credit to a registered holding company,[7] and requires approval, by rule or by order, for any loan by a holding company, or any subsidiary thereof, to a subsidiary company.[8]

     Moreover, the policy underlying Rule 45(c)(5), as articulated by the Commission in its release proposing Rule 45(c), appears to have little or nothing to do with the circumstances presented in this case. In its proposing release, the Commission noted that the "[e]xploitation of utility companies by holding companies through asserted misallocation of consolidated tax return benefits" was among the abuses that led to the passage of the Act.[9] The Commission then explained:

--------

7 Section 12(a) of the Act provides that "[i]t shall be unlawful for any registered holding company, by use of the mails or any means of instrumentality of interstate commerce, or otherwise, directly or indirectly, to borrow, or to receive any extension of credit or indemnity, from any public-utility company in the same holding-company system or from any subsidiary company of such holding company ...."

8 Section 12(b) of the Act pursuant to which the Commission has promulgated Rule 45(a) provides that "[i]t shall be unlawful for any registered holding company or any subsidiary company thereof, by use of the mails or any means of instrumentality of interstate commerce, or otherwise, directly or indirectly, to lend or in any manner extend its credit to or indemnify any company in the same holding company system in contravention of such rules and regulations or orders as the Commission deems necessary ...."

9 See Holding Co. Act Release No. 21767 (Oct. 29, 1980), citing Senate Doc. 92, Part 72A, 70th Congress, 1st Sess., 1930, pp. 477 - 482.

          The corporate relationships required by the Act assure that the deductible corporate expenses of the holding company itself will always create a consolidated tax saving, since Section 13(a) of the Act precludes such expenses being passed on to the subsidiaries, through service charge or contract, so as to transform them into corporate deductions of the subsidiaries. In light of the legislative history referred to, an expense reimbursement of the holding company, in the guise of a tax allocation, would seem incongruous with Section 13(a). The exclusion in our earlier rule of the holding company from sharing in consolidated return savings was intentional and will continue. These considerations do not apply to other companies in the group that incur losses.[10]

     As this passage seems to suggest, the prohibition in Rule 45(c) on a registered holding company sharing in the consolidated tax savings appears to have been founded chiefly on Section 13(a) of the Act, which prohibits a registered holding company from entering into or performing any agreement for the sale of goods or provision of services or construction for a charge to any subsidiary company. In this case, however, KeySpan is not seeking to recover its own corporate costs from its subsidiaries, "in the guise of a tax allocation," by transforming them into deductible expenses of its subsidiaries. Moreover, the subsidiaries will not be reimbursing KeySpan for the interest expense on the Acquisition Debt through the tax allocation mechanism. Instead, the "benefit" obtained by KeySpan under the Tax Allocation Agreement is attributable entirely to the lower income tax liability of the consolidated group that is attributable to KeySpan's net interest expense.

     In fact, the policies and purposes of Section 13(a), which was intended only to prohibit holding companies from "exacting tribute" from subsidiaries through excessive and often illusory service charges for management services, have no bearing on how KeySpan and its subsidiaries choose to allocate the tax savings associated with KeySpan's interest expense. The interest on the Acquisition Debt represents a true cost of capital that KeySpan has incurred for a purpose unrelated to the operations of its subsidiaries. It is important to consider that, if KeySpan were to incur interest on debt the proceeds of which were used to fund loans to its subsidiaries, the Act and the Commission's rules would allow KeySpan to recover its cost of funds through interest charges to its subsidiaries, and the policies and purposes of Section 13(a) would not come into play. KeySpan Corporation initially borrowed Acquisition Debt of $1.65 billion. The majority of this debt was pushed down on mirror-image terms to its subsidiaries through the use of notes payable, as a result of which KeySpan Corporation's interest income and interest expense cancel each other out to the extent of the debt push-down. Where, as in this case, KeySpan's subsidiaries have not assumed 100% of the obligation for the Acquisition Debt, it would not be detrimental to the subsidiaries or to consumers if KeySpan were to retain the benefit associated with any interest expense on Acquisition Debt that has not


--------

10 As the Commission explained in its release proposing Rule 45(c), Rule 45(b)(6) had been interpreted to require the sharing of tax savings and liabilities exclusively among the members of the group with actual separate return tax liability or positive income. Thus, all loss companies, including but not limited to the parent holding company, were excluded from sharing in consolidated tax benefits under Rule 45(b)(6).

been pushed down. Moreover, if KeySpan were to reallocate the tax savings attributable to the interest expense on the Acquisition Debt to those members of the group with a positive allocation, as dictated by Rule 45(c)(5), the net effect would be the same as if KeySpan made a capital contribution to those subsidiaries.

     In The National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15,
2000) ("National Grid"), the Commission authorized National Grid Group and its subsidiaries to enter into a tax allocation agreement under which the tax benefit of the interest expense on acquisition debt would be allocated to the U.S. sub-holding company of National Grid Group that had incurred the debt. With one exception, the circumstances in that case are identical to those presented here. In National Grid, a U.S. sub-holding company of National Grid Group incurred approximately $3.2 billion of bank debt in order to finance the acquisition of New England Electric System ("NEES").[11] National Grid Group explained that, without the requested relief, it would suffer an increased U.K. tax liability. This was because, under U.K. tax law, there is not a system of consolidated tax groups similar to that under U.S. law. The applicant further explained that, under U.K. law, a loss member of a corporate group may "surrender" the loss to another member and thereby reduce the receiving company's taxable profits. National Grid Group stated that payment for the loss was necessary for two reasons; first, because under U.K. law, an agreement requiring an uncompensated surrender of tax benefits could possibly be voided under creditor protection laws, and second, to assure that National Grid Group would receive appropriate tax credits under U.K. tax laws for the U.S. taxes paid by the U.S. sub-holding company.

          In approving the proposed tax allocation agreement, the Commission observed:

          It does not appear that approval of the Tax Allocation Agreement would lead to the abuses that section 12 is intended to prevent, and therefore approval will not be detrimental to the NEES Group and its consumers. The `separate return' limitation will assure that the NEES' Utility Subsidiaries tax liability will not be higher than it otherwise would have been. In addition, the Financing Applicants note that the conditions applicable to our authorization with respect to dividend payments will provide additional protections. Consequently, the Tax Allocation Agreement does not provide a means for a foreign parent holding company to `milk' the U.S. - organized companies.

          In addition, because the NEES Group has no obligation with respect to the Merger- Related Debt and the debt does not affect the NEES Group's financial position or credit, it is not inappropriate to exclude these companies from the benefits of the tax consequences arising out of the debt. Accordingly, we approve the use of the Tax Allocation Agreement. (footnote omitted).

--------

11 The acquisition debt was initially borrowed by National Grid Group, the top registered holding company, and then loaned on mirror-image terms to the U.S. sub-holding company, as a result of which National Grid Group's interest expense and interest income canceled each other out.

     KeySpan's current circumstances do not involve any interplay between foreign and U.S. tax laws, and approval or disapproval of the proposed Tax
Allocation Agreement will not have any effect on the overall amount of consolidated income tax that KeySpan will pay. Nevertheless, it is clear that the Commission's approval of the tax allocation agreement in National Grid was based almost entirely upon its determination that the agreement would not lead to the abuses that Section 12 was intended to prevent; that the NEES utility subsidiaries allocated share of the consolidated tax would be no higher than it would otherwise be on a separate return basis; that the U.S. subsidiaries had no obligation on the merger-related debt; and that the merger-related debt did not affect the NEES subsidiaries' financial position or credit. The fact that the proposed tax allocation agreement would reduce National Grid Group's overall U.S. and U.K. tax liability and enable National Grid Group to avoid other potential legal problems under U.K. law (associated with "surrendering" of tax attributes by any subsidiary) appears to have been a subordinate consideration.

     In all other relevant respects, KeySpan's circumstances are the same as those presented in National Grid. The proposed Tax Allocation Agreement will not lead to the kinds of abuses Section 12 was intended to prevent (e.g., prohibition on upstream loans) and is not a device for transferring KeySpan's expenses to its subsidiaries. KeySpan's subsidiaries' allocated share of the consolidated return liability will be no greater than it would be if calculated on a separate return basis, as required by Rule 45(c). The Tax Allocation Agreement will not have the effect of shifting KeySpan's interest expense to the Utility Subsidiaries. Finally, the Acquisition Debt has not affected the Utility Subsidiaries' financial position or credit, as evidenced by their credit ratings, the capitalization ratios that KeySpan is committed to maintain under the terms of the Financing Order in this proceeding, or projected dividend payout rate.

Rule 53 and 54 Analysis

     The proposed transaction is also subject to Rule 54, which provides that in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

     KeySpan currently meets all of the conditions of Rule 53(a) except for clause (1). At March 31, 2003, KeySpan's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1,007,376,000. With respect to Rule 53(a)(1), the Commission determined in the KeySpan Financing Order dated December 6, 2002, that investments in EWGs and FUCOs in an aggregate amount of up to $2.2 Billion is allowed and would not have the adverse effects set forth in Rule 53(c).

     In addition, KeySpan has complied, and will continue to comply, with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) of affiliate utility company personnel rendering services to KeySpan's EWGs or

FUCOs and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. None of the circumstances described in Rule 53(b) has occurred. Finally, Rule 53(c) by its terms does not apply to the transaction proposed herein since it does not involve the issue or sale of a security to finance the acquisition of and EWG or FUCO or otherwise.

     With respect to capitalization, there has been no material adverse impact on KeySpan's consolidated capitalization resulting from KeySpan's investments in EWGs and FUCOs. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of KeySpan's EWGs and FUCOs, have a material adverse effect on the financial integrity of the KeySpan system, or an adverse impact on KeySpan's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. As of March 31, 2003, KeySpan's consolidated capitalization consisted of 39.59% equity and 60.41% debt. These ratios comply with the requirement in KeySpan's Financing Order that KeySpan's common equity will be at least 30% of its capitalization; the proposed transaction will have no adverse impact on KeySpan's ability to satisfy that requirement. In addition, at March 31, 2003, KeySpan's senior unsecured debt was rated "investment grade" by all the major rating agencies.

     Moreover, all of KeySpan's direct or indirect investments in EWGs and FUCOs are segregated from the public-utility subsidiaries. None of the public-utility subsidiaries provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to any EWG or FUCO in which KeySpan owns any interest. KeySpan does not, and will not, seek recovery in the retail rates of any public-utility subsidiaries for any failed investment in, or inadequate returns from, an EWG or FUCO investment.

     Finally, investments in EWGs and FUCOs will not have any negative impact on the ability of the public-utility subsidiaries to fund operations and growth. The public-utility subsidiaries currently have financial facilities in place that are adequate to support their operations. The expectation of continued strong credit ratings by the public-utility subsidiaries should allow them to continue to access the capital markets to finance their operations and growth. KeySpan's EWG and FUCO investments, in the aggregate, have been profitable for all quarterly periods from December 31, 2000 through March 31, 2003.

     The estimated fees, commissions and expenses in connection with the proposed request are approximately $10,000 which are comprised of legal fees.

Exhibits

     A    Not applicable

     B    The Tax Allocation Agreement

     C    Not applicable

     D    Not applicable

     E    Not applicable

     F-1  Opinion of Counsel (to be filed by amendment)

     F-2  Past  Tense  Opinion  of  Counsel  (to  be  filed  by   post-effective
          amendment)

     G    Illustration of Tax Allocation Methods




                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf and on behalf of its Subsidiaries by the undersigned officer thereunto duly authorized.


                                                KEYSPAN CORPORATION


                                                /s/John J. Bishar, Jr.
                                                --------------------------
                                                John J. Bishar, Jr.
                                                Senior Vice President and
                                                General Counsel

                                                                       EXHIBIT B


                  KEYSPAN CORPORATION AND SUBSIDIARY COMPANIES
                  INTERCOMPANY INCOME TAX ALLOCATION AGREEMENT

     WHEREAS, KeySpan Corporation, a corporation organized under the laws of the State of New York ("KeySpan") and a registered holding company under the Public Utility Holding Company Act of 1935 ("Act"), together with its subsidiary companies, direct and indirect, listed as parties hereto, comprise the members of the KeySpan consolidated group which will join annually in the filing of a consolidated federal income tax return, and it is now the intention of KeySpan and its subsidiaries, direct and indirect, (hereinafter collectively referred to as the "KeySpan Group"), to enter into an agreement for the allocation of current federal income taxes; and

     WHEREAS, certain members of the KeySpan Group will join annually in the filing of certain consolidated state income tax returns (to the extent permitted or required under applicable state income tax laws), and it is now the intention of the KeySpan Group to enter into an agreement for the allocation of current state income taxes; and

     WHEREAS, by order dated November 7, 2000 and corrected by an order dated December 1, 2000, the Securities and Exchange Commission has authorized KeySpan and its subsidiaries to enter into this agreement effective for the calendar year ended December 31, 2000 and all subsequent years and to allocate consolidated, combined, and/or unitary (hereinafter, "consolidated") income taxes in the manner herein provided; and

     NOW, THEREFORE, each member ("Member") of the KeySpan Group does hereby covenant and agree with one another that the current consolidated income tax liabilities of the KeySpan Group shall be allocated as follows:

                                   ARTICLE I.

                         DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions. For all purposes of this Agreement, except as otherwise expressly provided, the following terms shall have the following respective meanings:

     "Acquisition Indebtedness" means indebtedness incurred by KeySpan to finance the acquisition (including related costs) by KeySpan of all of the issued and outstanding stock of Eastern Enterprise Group (as defined below) and any renewals or extensions thereof. Acquisition Indebtedness also includes indebtedness incurred by KeySpan for the purpose of refinancing the indebtedness relating to the acquisition (including related costs) of all of the issued and outstanding stock of Eastern Enterprise Group.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Consolidated Group" means KeySpan and all of its subsidiaries which, from time to time, may be included in any (i) federal income tax return filed by KeySpan in accordance with sections 1501 and 1502 of the Code or (ii) Other Return.

     "Consolidated Return" means any consolidated federal income tax return or Other Return filed by KeySpan whether before or after the date hereof, which includes one or more Members of the KeySpan Group in a consolidated, combined or unitary group of which KeySpan is common parent.

     "Consolidated Return Year" means any period during which KeySpan files a consolidated federal income tax return or Other Return that includes one or more Members of the KeySpan Group in a consolidated, combined or unitary group of which KeySpan is a common parent.

     "Consolidated Taxable Income" is the taxable income of the Consolidated Group as computed for federal or state income tax purposes.

     "Consolidated Tax Liability" means, with reference to any taxable period, the consolidated, combined or unitary tax liability (including any interest, additions to tax and penalties) of the Consolidated Group for such taxable period (including the consolidated federal income tax liability and other consolidated, combined or unitary liability for Other Taxes).

     "Corporate Taxable Income" means the income or loss of an associate company for a tax year computed as though company had filed a separate return on the same basis as used in the Consolidated Return, except that dividend income from associate companies shall be disregarded, and other intercompany transactions eliminated in the Consolidated Return shall be given appropriate effect.

     "Designated Official" means the Director, Corporate Tax of KeySpan or such other official assigned the responsibilities for KeySpan corporate income taxes.

     "Eastern Enterprise Group" means Eastern Enterprises, Inc. (now known as KeySpan New England LLC) and each of its subsidiaries.

     "Other Return" means any consolidated, combined or unitary return of Other Taxes filed by KeySpan or another Member of the KeySpan Group, whether before or after the date hereof, which covers the operations of one or more Members of the KeySpan Group.

     "Other Taxes" means any taxes (including any interest and penalties) payable by KeySpan or another Member of the KeySpan Group to the government of any state, municipal or other political subdivision, including all agencies and instrumentalities of such government.


"Person" means any individual, partnership, firm, corporation, limited liability company, joint stock company, unincorporated association, joint venture, trust or other entity or enterprise, or any government or political subdivision or agency, department or instrumentality thereof.

     "Regulations" means the Treasury Regulations promulgated under the Code.

     "Separate Return Tax" means the tax on the Corporate Taxable Income of a corporation which is a Member computed for purposes of this Agreement as though such company were not a Member of a consolidated group.

Section 1.2 References, Etc. The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined herein in the singular shall have the same meanings in the plural and vice versa. All References herein to any Person includes such Person's successors and assigns. All references herein to Articles and Sections shall, unless the context requires a different construction, be deemed to be references to the Articles and Sections of this Agreement. In this Agreement, unless a clear contrary intention appears, the word "including" (and with correlative meaning "include") means "including but not limited to".

                                   ARTICLE II.

           Preparation and Filing of Tax Returns; Allocation of Taxes

Section 2.1 Federal Returns.

     (a) A U .S. consolidated federal income tax return shall be prepared and filed by KeySpan for each taxable year in respect of which this Agreement is in effect and for which the Consolidated Group is required or permitted to file a consolidated federal income tax return. KeySpan and all its subsidiaries shall execute and file such consents, elections and other documents that may be required or appropriate for the proper filing of such returns.

     (b) (i) The Consolidated Group will elect, on a timely basis, in accordance with Code Section 1552(b) and Section 1.1552-1 (c)(2) of the Regulations to allocate its consolidated tax liability (other than alternative minimum tax ("AMT") and its related credits) among its Members under the method described in Sections 1.1502-33(d)(3) and 1.1552-1(a)(2) commencing with the consolidated taxable year ended December 31, 2000. The fixed percentage to be used for purposes of Regulations section 1.1502-33(d)(3)(i) is 100%. The general effect of such method is to first allocate the consolidated tax liability among the Members of the Consolidated Group on the basis of the percentage of the total consolidated tax which the tax of such Member (other than AMT and its related credits) if computed on a separate return basis would bear to the total amount of the taxes (other than AMT and its related credits) for all Members of the group so computed. Then such method allocates an additional amount (the "Tax

Benefit Amount") to each Member up to, but not greater than, the excess, if any, of its Separate Return Tax liability (other than AMT and its related credits) over the amount allocated to such Member in the previous sentence. The total of the Tax Benefit Amounts allocated to Members shall result in payments to, and an increase in the earnings and profits of, the Members who had items of deduction, loss or credits to which such Tax Benefit Amount is attributable. This election is intended to comply with Rule 45(c)(5) under the Act, as modified by Section 2(d) below.

     (ii) The allocation of the alternative minimum tax liability incurred by the KeySpan Group and the resulting minimum tax credit shall be allocated in the manner set forth in Proposed and Temporary Treasury Regulation Sections 1.1502-55. This method generally allocates (i) any AMT paid by the KeySpan Group based on the relative separate adjusted AMT of each Member and (ii) the alternative minimum tax credit ("AMTC") on the basis of the AMT previously assigned to such Member and assuming that AMTC is utilized on a "first in/first out" methodology, and that to the extent that AMTC arising in one year is not fully utilized, such AMTC is utilized proportionately by the Members previously assigned AMT for that year.

     (c) Each Member's allocable share of the consolidated income tax liability as determined in Section 2.1(b) hereby shall be used in both (i) the determination of each Member's earnings and profits and (ii) determining the amounts to be paid (as provided in Section 3.4 of this Agreement) by Members to KeySpan with respect to each Member's share of the Consolidated Group's Tax liability and payments from KeySpan to Members with respect to the use of a Member's tax attributes.

     (d) (i) The aggregate of all amounts paid by Members of the Consolidated Group (the "Paying Members") as a result of the excess of each Members' Separate Return Tax liability (as determined under Section 1.1552-1(a)(2)(ii) of the Regulations) over the amount allocated to such Member as its share of the Consolidated Tax Liability under Code Section 1552 (i.e., the Tax Benefit Amount) shall be paid by KeySpan to the other Members (the "Loss Members") which had tax deductions, losses and credits to which such payments by the Paying Members are attributable. The apportionment of such payments among Loss Members shall be in a manner that reflects the Consolidated Group's absorption of such tax attributes in the manner described in Section 2.1(e) below. The payments to the Loss Members for their tax attributes shall be pursuant to a consistent method which reasonably reflects such items of loss or credit (such consistency and reasonableness to be determined by the Designated Official).

     (ii) Notwithstanding the provisions of Section 2.1(d)(i), the Tax Benefit Amount allocated to KeySpan and paid to KeySpan as a result of its being a Loss Member shall be limited to its Tax Benefit Amount determined without regard to this section 2.1(b)(ii) multiplied by a fraction, the numerator of which is KeySpan's net interest expense deduction attributable to Acquisition Indebtedness, and the denominator of which is the sum of all of KeySpan's deductions. "Net interest expense" is defined as the interest expense deduction on the Acquisition Indebtedness offset by any intercompany interest income related to the pushdown of debt related to the Acquisition Indebtedness. The portion of KeySpan's Tax Benefit Amount which cannot be allocated and paid to

KeySpan due to the operation of this Section shall be reallocated to Paying Members of the Consolidated Group other than KeySpan in accordance with the principles contained in section 2.1(b)(i).

     (e) In apportioning the payments to Loss Members for the Tax Benefit Amount pursuant to Section 2.1 (d) hereof:

     (i) Any consolidated net operating loss ("NOL ") shall be allocated among the group Members pursuant to Regulations section 1.1502-21(b). To the extent the consolidated NOL is carried back, any Member's individually allocable NOL shall be deemed carried back and utilized in proportion to the amount that the Member's NOL bears to the consolidated NOL. Analogous principles shall apply in the case NOL carryforwards:

     (ii) With respect to each type of credit used to offset all or a portion of the Consolidated Tax Liability otherwise payable, such credit shall be allocated among the Members by crediting to each Member an amount of credit which that Member would have available to utilize on a separate return basis in a manner consistent with the method set forth in Section 2.1(e)(i) above.

     (iii) The cost of any credit recapture which results in the payment of tax shall be specifically allocated to the Member whose credit is recaptured determined in a manner consistent with the provisions of Section 2.1(e)(i) above.

     (f) The allocation of tax shall be subject to further adjustment from time to time on account of the payment of additional tax or the receipt of a refund attributable to either the filing of an amended return or on account of the results of an audit conducted by the Internal Revenue Service or other relevant taxing authority.

Section 2.2 Other Taxes. (a) KeySpan will prepare and file (or cause to be prepared and filed) all returns of Other Taxes which are required to be filed with respect to the operations of KeySpan and its subsidiaries. In the event any taxing authority requires or permits that a combined, consolidated or unitary return be filed for Other Taxes, which return includes both KeySpan and a subsidiary, KeySpan may elect to file such return and shall have the right to require any Member to be included in such return. KeySpan will advise each of its subsidiaries included in each Other Return and each governmental office in which any Other Return is filed. Other Taxes shall be allocated among the KeySpan Group in a manner that is consistent with the method set forth in
Article 2 hereof. Furthermore, amounts due to KeySpan or from KeySpan, with respect to Other Taxes, shall be determined in a manner consistent with Sections 2.1(b) and 2.1(d).

     (b) Each Member of the KeySpan Group that does not file an Other Return together with any other Member of the KeySpan Group shall be solely responsible and obligated to pay the tax liability with respect to such return from its own funds. Such returns shall be prepared and filed by KeySpan or the Member filing the Other Return.

     (c) If any Member of the KeySpan Group is required to file a combined, consolidated or unitary return for Other Taxes with another Member of the KeySpan Group, but not with KeySpan (an "Other Taxes Subgroup"), then KeySpan shall have the rights, powers and obligations to file such tax returns and apportion among and, collect and remit from, the applicable Members such Other Taxes as the rights, powers and obligations given to KeySpan under this Agreement with respect to the Consolidated Tax Liability. Such returns shall be prepared and filed by KeySpan. If the right to file a combined, consolidated or unitary return for Other Taxes is optional, then KeySpan shall decide which of its subsidiaries should, to the extent permitted by law, join in filing of such return.

Section 2.3 Member Tax Information. The Members of the Consolidated Group shall submit the tax information requested by the Designated Official of KeySpan in the manner and by the date requested, in order to enable the Designated Official to calculate the amounts payable by the Members pursuant to Article 3 hereof.

                                  ARTICLE III.

                  RESPONSIBILITY FOR TAX; INTERCOMPANY PAYMENTS

Section 3.1 Responsibility. Assuming the Members of the Consolidated Group have fulfilled their obligations pursuant to this Article III, then KeySpan will be solely responsible for, and will indemnify and hold each Member of the Consolidated Group harmless with respect to, the payment of: (a) the
Consolidated Tax Liability for each taxable period for which, as determined under Section 2.1 hereof, KeySpan filed a Consolidated Return or should have been filed; and (b) any and all Other Taxes due or payable with respect to any Other Return which is filed by KeySpan or should have been filed.

Section 3.2 Federal Tax Payments. (a) With respect to each Consolidated Return Year, the Designated Official of KeySpan shall estimate and assess or pay to Members of the Consolidated Group their share of estimated tax payments to be made on a projected consolidated federal income tax return for each year. In making this determination, KeySpan shall elect a method for determining estimated tax and each Member shall follow that method; provided, however, under no circumstances shall a Loss Member be paid any amount described in Section 2.1(d) until a date after which KeySpan has filed the Consolidated Return for such Consolidated Return Year. Such Members will pay, to KeySpan or be paid by KeySpan, such estimates not later than the 15th day of the 4th, 6th, 9th and 12th months of such Consolidated Return Year. With respect to any extension payment, the Designated Official of KeySpan shall estimate and assess or pay to Members of the Consolidated Group their share of such extension payment. The difference between (1) a Member's estimated tax payments used for computation of the quarterly estimated payments plus their extension payments and (2) such Member's actual Tax Liability for any Consolidated Return Year as determined under Section 2.1(b) hereof, shall be paid to KeySpan or by KeySpan within sixty
(60) days after the filing of the consolidated federal income tax return.

     (b) KeySpan shall have sole authority, to the exclusion of all other Members of the Consolidated Group, to agree to any adjustment proposed by the Internal Revenue Service or any other taxing authority with respect to items of income, deductions or credits, as well as interest or penalties, attributable to any Member of the Consolidated Group during any Consolidated Return Year in which such Member was a Member of the Consolidated Group, notwithstanding that such adjustment may increase the amounts payable by members of the Consolidated Group under this Section 3.2 or Section 3.3 hereof. In the event of any adjustment to the Consolidated Tax Liability relating to items of income, deductions or credit, as well as interest or penalties, attributable to any Member of the Consolidated Group by reason of an amended return, claim for refund or audit by the Internal Revenue Service or any other taxing authority, the liability of all other Members of the Consolidated Group under paragraphs
(a) of this Section 3.2 or Section 3.3 hereof shall be redetermined to give effect to such adjustment as if such adjustment had been made as a part of the original computation of such liability, and payment from a Member to KeySpan or by KeySpan to a Member, as the case may be, shall be promptly made after any payments are made to the Internal Revenue Service or any other taxing authority, refunds received or final determination of the matter in the case of contested proceedings. In such event, any payments between the parties shall bear interest at the then prevailing rate or rates on deficiencies assessed by the Internal Revenue Service or any other relevant taxing authority, during the period from the due date of the Consolidated Return (determined without regard to extensions of time for the filing thereof) for the Consolidated Return Year to which the adjustments were made to the date of payment.

Section 3.3 Other Tax Payments. Payments by a Member with respect to Other Taxes and required estimates thereof for which any other Member has joint and several liability shall be calculated and made by or to such Member in the same manner as that provided in Section 3.2. The principles set forth in Section 3.2 governing the determination and adjustment of payments as well as the method of payment to or from such Member with respect to federal income taxes shall be equally applicable in determining and adjusting the amount of and due date of payments to be made to or from such subsidiary with respect to Other Taxes and estimates thereof. Each Member shall pay, directly to the appropriate taxing authority, all taxes for which such Member is liable and for which no other Member has joint or several liability.


Section 3.4 Payment Mechanics. (a) Any payments to be made by a subsidiary of KeySpan pursuant to Section 2.1, 2.2, 3.2 or 3.3 hereof shall be made by such subsidiary to KeySpan by either promptly crediting as an offset against amounts owed to such Member by KeySpan or to the extent no amounts are owed to such Member by KeySpan, by cash payments to KeySpan. To the extent any payments are to be made to a subsidiary with respect to the use of such subsidiary's tax attributes by the Consolidated Group pursuant to Section 2.1, 2.2, 3.2 or 3.3 hereof, KeySpan shall make such payment to such subsidiary by either promptly crediting as an offset against amounts owned by such Member to KeySpan, or to the extent no amounts are owed to KeySpan by such Member, by cash payments to the Member.

     (b) Tax payments by KeySpan with respect to any Consolidated Tax Liability shall be paid by KeySpan and shall be debited to the Member of Consolidated Group for their respective share of such Consolidated Tax Liability as determined pursuant Article II hereof. Tax Refunds received by KeySpan with respect to any Consolidated Tax Liability shall be paid by KeySpan to the Member of the Consolidated Group entitled to such Tax Refund, as determined.

     (c) KeySpan shall be responsible for maintaining the books and records reflecting the intercompany accounts reflecting the amounts owned, collected and paid with respect to Taxes pursuant to this Agreement.

     (d) KeySpan may delegate to other Members of the Consolidated Group responsibilities for the collection and disbursement of monies as required under this Agreement as well as responsibilities for maintaining books and records as required under this Agreement.

Section  3.5   Administration.   The  provisions  of  this  Agreement  shall  be
administered by the Designated Official of KeySpan. The interpretations of this Agreement by the Designated Official of KeySpan shall be conclusive.


                                   ARTICLE IV.

                            Miscellaneous Provisions

Section 4.1 Effect. The provisions hereof shall fix the rights and obligations of the parties as to the matters covered hereby whether or not such are followed for federal income tax or other purposes by the Consolidated Group, including the computation of earnings and profits for federal income tax purposes.

Section 4.2 Effective Date and Termination of Affiliation. This Agreement shall be effective with respect to all taxable years ending on or after December 31, 2000, in which any subsidiary of KeySpan is a Member of the Consolidated Group for any portion of the tax year. In the event that a party to this Agreement ceases to be a Member of the Consolidated Group, the rights and obligations of such party and each other party to this agreement shall survive, but only with respect to taxable years including or ending before the date such party ceases to be a Member of the Consolidated Group.

Section 4.3 Notices. Any and all notices, requests or other communications hereunder shall be given in writing to the Designated Official.

Section 4.4 Expenses. Each party hereto shall pay its own expenses incident to this Agreement and the transaction contemplated hereby, including all legal and accounting fees and disbursements.

Section 4.5 Benefit and Burden. This Agreement shall inure to the benefit of, and shall be binding upon, the parties hereto and their respective successors.

Section 4.6 Amendment and Waiver. No amendment, modification, change or cancellation of this Agreement shall be valid unless the same is in writing and signed by the parties hereto. No waiver of any provision of this Agreement shall be valid unless in writing and signed by the person against whom that waiver is sought to be enforced. The failure of any party at any time to insist upon strict performance of any condition, promise, agreement or understanding set forth herein shall not be construed as a waiver or relinquishment of the right to insist upon strict performance of the same or any other condition, promise, agreement or understanding at a future time.

Section 4.7. Assignments. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto and any attempt to do so shall be null and void.

Section 4.8 Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

Section 4.9 Entire Agreement. THIS AGREEMENT SETS FORTH ALL OF THE PROMISES, AGREEMENTS, CONDITIONS, UNDERSTANDINGS, WARRANTIES AND REPRESENTATIONS AMONG THE PARTIES WITH RESPECT TO THE TRANSACTIONS CONTEMPLATED HEREBY, AND SUPERSEDES ALL PRIOR AGREEMENTS, ARRANGEMENTS AND UNDERSTANDINGS BETWEEN THE PARTIES HERETO,
WHETHER WRITTEN, ORAL OR OTHERWISE. THERE ARE NO PROMISES, AGREEMENTS, CONDITIONS, UNDERSTANDINGS, WARRANTIES OR REPRESENTATIONS, ORAL OR WRITTEN, EXPRESS OR IMPLIED, AMONG THE PARTIES EXCEPT AS SET FORTH HEREIN.

Section 4.10 Applicable Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES.

Section 4.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall constitute an original and together which shall constitute one instrument. The parties hereto specifically recognize that from time to time other corporations may become Members of the Consolidated
Group and hereby agree that such new Members may become Members to this Agreement by executing a copy of this Agreement and it will be effective as if all the Members had re-signed.

Section 4.12 Attorneys' Fees. If any Member or former Member hereto commences an action against another party to enforce any of the terms, covenants, conditions or provisions of this Agreement, or because of a default by a party under this Agreement, the prevailing party in any such action shall be entitled to recover its costs, expenses and losses, including attorneys' fees, incurred in connection with the prosecution or defense of such action from the losing party.

Section 4.13 No Third Party Rights. Nothing in this Agreement shall be deemed to create any right in any creditor or other person or entity not a party hereto and this Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of any third party.

Section 4.14 Further Documents. The parties agree to execute any and all documents, and to perform any and all other acts, to reasonably accomplish the purpose of this Agreement.

Section 4.15 Headings and Captions. The headings and captions contained in this Agreement are inserted and included solely for convenience and shall not be considered or given any effect in construing the provisions hereof if any question of intent should arise.

Section 4.16 Departing Members

     (a) In the event that any Member of the KeySpan Group at any time leaves the KeySpan Group and, under any applicable statutory provision or regulation, that Member is assigned and deemed to take with it all or a portion of any of the tax attributes of the KeySpan Group (including but not limited to NOL, credit carry backs, and AMTC carry forwards), then to the extent that the amount of tax attributes so assigned from the amount of such attributes previously allocated to such Member under this agreement, the departing Member shall appropriately settle with the KeySpan Group. Such settlement shall consist of payment (1) on a dollar for dollar basis for all differences in credits and (2) in the case of NOL differences (or other differences related to other deductions), in a dollar amount computed by reference to the amount of NOL multiplied by the applicable tax rate relating to such NOL. The settlement payment shall be paid to KeySpan within sixty days after the Member leaves the KeySpan Group. The settlement amounts shall be allocated among the remaining
Members of the KeySpan Group in proportion to the relative level of attributes possessed by each Member and the attributes of each Member shall be adjusted accordingly.

     (b) Upon the departure of any Member from the KeySpan Group, such Member shall allocate its items of income, deduction, loss and credit between the period that it was a Member of the KeySpan Group and the period thereafter based upon a closing of the books methodology allowed under Treasure Regulation
Section 1.502-76(b)(2). The difference between (1) its prior estimated taxes or payments of Tax Benefit and (2) the amount of taxes due or payments of Tax

Benefit due to that Member, shall be appropriately settled on the day such Member leaves the KeySpan Group or on an alternative date mutually agreeable in writing to the KeySpan Group and the departing Member.

EXECUTED as of the date and year first above written.

                                     By: ________________________________


                                     Printed Name: ________________________

                                     Title: _______________________________

                                     [----------------------]

                                    EXHIBIT G

Illustration of Tax Allocation Methods

     Assume for purposes of  illustration  that there is a PUHCA holding company
     (P) with three subsidiaries, A, B, and C.

     The separate company Federal taxable income and associated Federal tax liability using a 35% tax rate are set forth below.

     Further assume that in calculating P's current year $257 loss, P had intercompany interest income of $86 by pushing down its Acquisiton Indebtedness to its subsidiaries, $114 interest expense on Acquisition Indebtedness, and $229 of other deductible expenses. The $28 difference between the intercompany interest income and the Acquisition Indebtedness expense on P's separate company books is the "net interest expense deduction", the associated Tax Benefit with respect to which KeySpan has requested that the holding company parent (P) be allowed to retain under its Proposed Tax Sharing Agreement.


                                                              Cash Receipts/(Payments)
                                                      ------------------------------------------------------------------------
                                                      Allocation to    Tax Benefit of Acquisition   Difference Between
                          Federal        Federal      Profit Companies    Debt Retained by            Rule 45(c)(5) Allocation
                          Taxable          Tax          Under Rule       KeySpan under Proposed       and Proposed
           Company     Income/(Loss)    Liability        45(c)(5)        Tax Sharing Agreement     Allocation Method
           -------------------------------------------------------------------------------------------------------------------
               P             (257)            (90)              0                        10                      10
               A              343             120             (53)                      (60)                     (8)
               B              (57)            (20)             20                        20                       0
               C              114              40             (18)                      (20)                     (2)
                       ------------------------------------------------------------------------------------------------

           Consolidated       143              50             (50)                      (50)                      0
                       ============================                                            ========================

              IRS                                              50                        50
                                                   -----------------------------------------

Net Cash Retained by Consolidated Group                         0                         0
                                                   =========================================